SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                16 February 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORUS GROUP plc



Date: 16 February 2005                  By   Theresa Robinson
     -----------------                       ----------------

                                             Name: Mrs T Robinson
                                             Group Secretariat Co-ordinator

16 February 2005


Corus Group plc



SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES


On 15 February 2005 Corus Group plc received notification from Credit Suisse pursuant to Section 198 of the Companies Act 1985 (the "Act") that:

      1 "This notification relates to, and the expression "share capital" used below means, the ordinary share capital of Corus Group plc.

      2 The number of shares comprised in the share capital in which Credit Suisse ("we") know we were interested (for the purposes of Sections 208 and 209 of the Act) immediately after the time when our obligation to make this notification arose is 585,041,464 (Five Hundred and Eighty Five Million, Forty One Thousand four Hundred and Sixty Four) ordinary shares ("the shares")

      3 We do not know the identities of the current registered holders of the shares to which this notification relates,

      4 So far as known to us at the date of this notification, our interest in 584,826,632 of the shares to which this notification relates is such an interest as is mentioned in Section 208(5) of the Act. 454,826,632 of these 584,826,632 shares were lent to Credit Suisse First Boston. In addition, we have the conditional right to call for delivery of 130,000,000 of these 584,826,632 shares under the terms of a pledge."